Mail Stop 3561

October 16, 2009

David Berman
Chief Executive Officer
Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, NY 10010

> **Re:** **Stadium Entertainment Holding Corp.**
> **Form 1-A Amendment No. 5**
> **Filed on September 22, 2009**
> **File No. 024-10240**

Dear Mr. Berman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure on page iv of your Offering Statement that Michael Xirinachs and Emerald Assets Advisors LLC are defendants in a civil complaint filed by the Commission. Please revise to include this disclosure in the appropriate places in your Offering Circular.

2. Please update disclosure throughout the offering circular. For instance, in the business section you disclose the copies of True to the Game Volume I that have been shipped as of July 1, 2009 and the beneficial ownership table presents information as of July 15, 2009.

Item 4. Jurisdictions in Which Securities Are to be Offered, page v

3.   We note your response to comment two from our letter dated September 14, 2009
        that you planned on filing the documentation in New York the week of September
        19, 2009. Please update the disclosure in this section to reflect the current status
        of the New York registration.

Item 5. Unregistered Securities Issued or Sold Within One Year

4.   Please clarify the aggregate sales price as calculated pursuant to Rule 701 of
        Regulation F. Also, clarify whether you delivered a copy of the written plan as
        required by Rule 701(e) of Regulation F. We also note the statement that you also
        may rely upon Section 4(2). Please disclose the facts supporting reliance upon
        this exemption.

Risk Factors, page 3

5.   Please add a risk factor discussing the risk that this offering may be suspended
        under Rule 258(a)(6) of Regulation A due to the civil complaint filed against a
        10% or more beneficial stockholder of a class of equity securities.

Use of Proceeds, page 9

6.   We note the disclosure added in footnote 5 to the use of proceeds table. Please
        clarify the disclosure in this footnote. For instance, you state that some or all of
        the $100,000 per annum salary for Camille Barone may be paid from working
        capital. Please clarify whether you may only pay $100,000 or whether you may
        pay $100,000 per year for several years from the working capital. In addition,
        clarify the reference to "professional fees" and "distribution costs." Lastly, please
        state if true, that no proceeds will be used to pay the salaries or fees of any officer
        or director other than Camille Barone.

Description of Business, page 12

7.   We note your response to comment 12 of our letter dated September 14, 2009,
        and we reissue it in part. Your revised disclosure indicates that the primary
        benefit of ownership of master recordings is the right to license the recordings for
        projects such as film or television productions. However, your disclosure on page
        19 indicates that the record labels will require you to forfeit your rights in the
        master recordings if they are presented with a film or television commercial
        requiring the record label having complete control over the master recordings.
        Please revise to clarify the duration of the forfeiture and a brief discussion of the
        likelihood that the forfeiture would be implicated.

Plan of Operations, page 24

8.   We note your response to comment 15 of our letter dated September 14, 2009, and we reissue it in part. Please revise to provide the basis for your belief that your measures to reduce your production costs will not have a material adverse impact on the commercial success of your compilation projects. Also, consider whether a risk factor is appropriate if the promotional efforts of the lesser known stars or their record companies are insufficient to offset the name recognition of more well-established performers.

Part F/S – Financial Statements

Stadium Entertainment Holdings, Corp.

General

9.   We reviewed your response to comment 17 of our letter dated September 14, 2009. As your offering statement was not qualified on or before September 28, 2009, please update your financial statements to comply with Part F/S of Form 1-A.

Notes to the Financial Statements

9. Subsequent Event, F-24

10.   We have reviewed your response to comment 13 of our letter dated September 14, 2009, noting that you plan to account for fixed administrative fees in accordance with SAB 104 and the distribution fees in accordance with SFAS 48. Please clarify when you plan to recognize the fixed administrative fee (i.e. immediately or ratably over the contract term). It appears that the administrative fees should be deferred over the life of the agreement pursuant to SAB 104. Further, please clarify if you will be recognizing the distribution fees on a gross (i.e. 22%) or net basis (i.e. 5%) and provide us with your analysis of each of the criteria of EITF 99-19 supporting your conclusion.

Closing Comments

        As appropriate, please amend your offering statement in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact William Kearns, the primary accounting examiner for this filing, at (202) 551-3727 or Brian Bhandari, Accounting Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, the primary legal examiner for this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Philip D. Forlenza, Esq.
        Fax (732) 224-6599